UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

IMAGEWARE SYSTEMS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45245S108
(CUSIP Number)
December 20 , 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Traditional Investment Fund, LTD 000000000
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 6,000,000
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,000,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 7.63
(12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Thomas L. Wallace
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) Membership in Group is Expressly Affirmed (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 6,000,000
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,000,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 7.63
(12)	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer
IMAGEWARE SYSTEMS, INC.
(b) Address of Issuer's Principal Executive Offices
10815 Rancho Bernardo Road, Suite 310
San Diego, California, 92127

Item 2.
(a) Name of Person Filing
The persons filing this statement are Traditional Investment Fund, LTD ("Traditional Investment Fund") and Thomas L. Wallace ("Mr. Wallace"). Mr. Wallace is the manager of the Traditional Investment Fund.
(b) Address of Principal Business Office or, if none, Residence
The principal business address of Traditional Investment Fund, LTD is c/o Maples and Calder Corp. Svs., LTD, PO Box 309, Ugland House, S. Church St., Georgetown, Grand Cayman, Cayman Islands.

The principal business address of Mr. Wallace is 795 Ridgelake Boulevard, Suite 106, Memphis, Tennessee, 38120.
(c) Citizenship
United States.
(d) Title of Class of Securities
Common Stock
(e) CUSIP Number
45245S108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
As of February 5, 2013, Traditional Investment Fund held an aggregate of 4,000,000 shares of Common Stock. In addition to the 4,000,000 shares of Common Stock, Traditional Investment Fund also held 2,000,000 shares issuable upon exercise of a warrant to purchase common stock.
(b) Percent of class:
7.63
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
0
(ii) Shared power to vote or to direct the vote
6,000,000 (includes Shares underlying Warrant)
(iii) Sole power to dispose or to direct the disposition of
0
(iv) Shared power to dispose or to direct the disposition of
6,000,000 (includes Shares underlying Warrant)

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 5, 2013

By:	/s/ Thomas L. Wallace

Name: Thomas L. Wallace
Date:   February 5, 2013
Traditional Investment Fund, LTD
By:	/s/ Thomas L. Wallace

Name: Thomas L. Wallace
Title: Manager